EXHIBIT 99.1

Evotec announces CEO transition

Hamburg, Germany, – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that CEO Dr Werner Lanthaler has informed the company, that he has decided to step down as CEO and will not continue to serve until the end of his current term, for personal reasons. The Supervisory Board has accepted his resignation from his office.

Werner Lanthaler will continue to be available as a strategic advisor to the company’s Supervisory Board. Dr Mario Polywka, former COO and currently member of the Supervisory Board has agreed to step in as interim CEO.

Evotec confirms guidance 2023.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49(0)151 19405058, volker.braun@evotec.com